UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2014

SEC FILE NUMBER
8- 18316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE STATION PLACE, 5TH FLOOR
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN FINN 203-703-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14046566

KW 3/9/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, ROBERT Q. WYCKOFF, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWEEDY, BROWNE COMPANY LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY MACDONALD
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 4/30/2018

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tweedy, Browne Company LLC
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Members of
Tweedy, Browne Company LLC

We have audited the accompanying statement of financial condition of Tweedy, Browne Company LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tweedy, Browne Company LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, New York
February 25, 2014

Tweedy, Browne Company LLC
Statement of Financial Condition
December 31, 2013

Assets		
Current assets		
Cash and cash equivalents	$	2,779,255
Investment advisory fees receivable		19,790,659
Receivable from clearing broker		62,520
Other current assets		227,625
Total current assets		22,860,059
Security deposits		348,140
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $2,066,104)		4,903,034
Total assets	$	28,111,233
Liabilities and Members' Capital		
Current liabilities		
Accounts payable and accrued liabilities	$	2,208,502
Professional fees payable		196,808
Total current liabilities		2,405,310
Other long-term liabilities		1,741,678
Total liabilities		4,146,988
Commitments and contingencies		
Members' capital		23,964,245
Total liabilities and members' capital	$	28,111,233

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Tweedy, Browne Company LLC (the "Company") is a limited liability company organized in the state of Delaware, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and an investment advisor, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer that clears its transactions through J.P. Morgan Clearing Corporation ("JPMCC") on a fully disclosed basis. The Company provides brokerage services to its clients primarily in connection with its money management operations. As a registered investment advisor, it provides investment advisory services to various high net worth individuals and institutions. Additionally, as more fully explained in Note 7, the Company is the investment advisor to four registered investment companies, four related domestic investment limited liability companies and five related Passive Foreign Investment Companies. The Company was reorganized on October 9, 1997 as a successor to the business of Tweedy, Browne Company L.P. (the "Predecessor Partnership"). Immediately following the conversion to a limited liability company, the former partners of the limited partnership sold an equity interest of approximately 71% to Affiliated Managers Group, Inc. ("AMG"). AMG became the managing member ("Managing Member") of the Company and the former partners of the limited partnership continued as nonmanaging members.

The Company's headquarters are located in Stamford, Connecticut. It also has a research satellite office in London, U.K. to conduct securities research in connection with foreign investments.

2. Significant Accounting Policies

Basis of Presentation
The financial statements of the Company are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All accounts are maintained in U.S. dollars.

In the December 31, 2012 financial statements, which are not presented herein, the Company revised certain financial statement line items due to a misstatement relating to the 2012 transfer of LLC units from the Managing Member to the nonmanaging members. In the statement of income, the revisions increased employee compensation and benefits and reduced net income by approximately $6.9 million. Also, in the statement of changes in members' equity, the revisions resulted in a noncash capital contribution from the Managing Member and a reduction of the net income allocated to the Managing Member by approximately $6.9 million. These revisions had no impact on cash flows or ending members' capital (and, therefore, no impact on beginning members' capital in the December 31, 2013 statement of financial condition presented herein). The revisions are not considered material to the previously issued financial statements.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company holds no cash equivalents at December 31, 2013.

Furniture, Equipment and Leasehold Improvements
Property, equipment and software are stated at cost and are depreciated over their estimated useful lives, ranging from 3 to 7 years, using the straight-line method beginning in the year an item was placed in service. Leasehold improvements, which are also stated at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Revenue Recognition
The Company's revenues consist primarily of investment advisory fees and brokerage commissions, which are recognized as revenue when earned. Investment advisory fees from the four registered investment companies are recognized as earned and are billed semi-monthly based on average net assets over the period. The majority of the investment advisory fees from managed accounts are billed in advance on a quarterly basis. Fees billed in advance are deferred and recognized over the period earned. Performance-based management fees on managed accounts are generally earned based upon a percentage of the increase in value of the various portfolios due solely to the appreciation in value of securities plus interest, dividends or other income for the period and are recognized at the end of the measurement period, typically quarterly or annually. Brokerage commissions are recognized on a trade date basis and are remitted by the clearing broker on a monthly basis after necessary offsets for clearing charges and execution costs. The Company attempts to limit its brokerage commissions to an amount that approximates the clearing charges and execution costs on the respective trade.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown as they involve future claims that have not occurred and may not occur. However, based on past experience, management expects the risk of loss to be remote.

Income Taxes
The Company is not subject to federal or state income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate tax returns. Accordingly, no federal or state income tax accruals have been provided for in the accompanying financial statements. The Company is subject to New York City unincorporated business taxes, which is based on a percentage of New York City business income, as defined by the tax rules.

Accounting principles generally accepted in the United States of America set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Company did not have any unrecognized tax benefits in the accompanying statement of financial condition. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2010 forward (with limited exceptions).

3. Receivable From Clearing Broker

The Company is an introducing broker that clears its customer security transactions through J.P. Morgan Clearing Corporation on a fully disclosed basis. The Company pays its clearing broker a fixed ticket charge for clearing its transactions. At December 31, 2013, $62,520 is due from the clearing broker, consisting principally of commissions due on transactions after deductions for clearing and other execution charges.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2013 are summarized as follows:

Computer software	$ 2,225,582
Computer equipment	1,157,304
Furniture and fixtures	159,777
Leasehold improvements	3,426,475
	6,969,138
Less: Accumulated depreciation and amortization	(2,066,104)
	$ 4,903,034

During the year ended December 31, 2013, the Company disposed of $3,982,888 of furniture, equipment and leasehold improvements.

5. Profit Sharing Plan

The Company has a noncontributory profit sharing plan (the "Plan") that covers all eligible employees of the Company. The Company's contribution to the Plan for the year ended December 31, 2013 amounted to $1,402,803, all of which was payable by the Company at December 31, 2013 and is included in accounts payable and other accrued liabilities on the statement of financial condition.

6. Commitments and Contingencies

The Company currently leases space as follows:

Long Island, NY (Business Continuity) expiring March 31, 2014
London, U.K.(Research Office) expiring March 7, 2022
Stamford, Connecticut (Office) expiring February 25, 2023
Stamford, Connecticut (Storage) expiring February 25, 2023
Wilton, Connecticut (Business Continuity) expiring February 28, 2021

The lease commitments provide for minimum annual rental payments as follows:

	Long Island NY (Business Continuity)	London, U.K. (Research Office)	Stamford, Connecticut (Office)	Stamford, Connecticut (Storage)	Wilton Connecticut (Business Continuity)
2014	$ 25,046	$ 45,233	$ 1,253,774	$ 36,720	$ 62,515
2015	-	45,233	1,278,850	37,358	76,894
2016	-	45,233	1,304,427	37,485	79,201
2017	-	45,233	1,330,515	38,123	81,577
2018	-	45,233	1,357,125	38,250	84,024
Thereafter	-	147,008	6,697,711	183,855	190,616
	$ 25,046	$ 373,173	$ 13,222,402	$ 371,791	$ 574,827

The London amounts above are translated from British pounds at the December 31, 2013 exchange rate. These minimum rentals are subject to escalation or reduction based upon certain costs incurred by the landlord and, with respect to the London office, by real estate taxes for each year that the premise is actually occupied by the Company.

The Company is subject to claims, legal proceedings and other contingencies in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

7. Related Party Transactions

In addition to commissions and investment advisory fees from unrelated customers, the Company receives investment advisory fees and commission income for securities brokerage services performed for four domestic investment limited liability companies, wherein certain of the nonmanaging members of the Company are members and the Company is the managing member, and for five Passive Foreign Investment Companies, wherein certain of the nonmanaging members of the Company are stockholders and the Company is the investment advisor. At December 31, 2013, investment advisory fees receivable from such products were $2,409,496. Under GAAP, these products are considered variable interest entities, and are not consolidated in the Company's financial statements as the Company is not the primary beneficiary, as defined in GAAP.

The Company has distribution agreements with the four mutual funds comprising Tweedy, Browne Fund, Inc. (the "Funds"). The Company is the investment advisor for the Funds and the aforementioned nonmanaging members of the Company are officers and/or directors of the Funds. At December 31, 2013, investment advisory fees receivable from the Funds was $6,098,376. Additionally, the Company earns a fee for providing certain shareholder servicing and compliance services to the Funds.

Under the Cash Management Program agreement with the Managing Member, the Company makes loans to the Managing Member of excess cash and earns a rate of return. The Cash Management Program allows the Company to apply loan program balances against amounts due to the Managing Member for its income allocation distributions.

LLC units of the Company are periodically transferred or sold by LLC members. Transfers of LLC units to members or employees below fair value result in the recognition of compensation expense by the Company and a capital contribution by the contributing member. Compensation expense, if any, is recognized over the applicable vesting period of the transferred units.

8. Distributions and Allocations

The Limited Liability Company Agreement (the "Agreement"), governing the operations of the Company, contains provisions which call for the allocation of income and gain to capital accounts and subsequent distribution to its members. This is generally in proportion to their respective ownership percentage, as defined in the Agreement. Certain nonmanaging members receive monthly guaranteed payments.

9. Net Capital Requirement

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in SEC Rule 15c3-1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the rule. At December 31, 2013, the Company had net capital of $4,852,163, which was $4,575,697 in excess of its required net capital of $276,466. The Company's net capital ratio was 0.85 to 1 at December 31, 2013.

The Company is exempt from the provisions of SEC Rule 15c3-3 because it does not receive any funds or securities in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. Off-Balance Sheet Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk.

Pursuant to its current clearing agreement with JPMCC, the Company is liable for amounts uncollected from customers introduced by the Company. As JPMCC's right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements.

11. Concentrations

The Company maintains its cash balances in one major New York City bank. The balances in these accounts usually exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such deposits.

The majority of the Company's brokerage transactions, and consequently the concentration of its credit exposure, is with broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by monitoring credit limits and requiring collateral where appropriate.

The Company generates the majority of its revenues by providing management, investment advisory, and shareholder services to domestic customers. Revenues are also generated by the Company's securities brokerage business. Fees for services are mainly asset or transaction based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets.

12. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the statement of financial condition was issued and has determined that there were no material events that would require an adjustment to or additional disclosure in the Company's statement of financial condition.